Exhibit 12

	     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
		      FOR THE YEAR ENDED DECEMBER 31
		       (in millions, except ratios)

				      1997      1996     1995     1994      1993
Earnings:
  Income before taxes on income,
   and before extraordinary
   loss                             $1,601.7  $1,081.7  $1470.2   $822.5    $191.1
  Minority interests' share  of
   earnings of majority-owned
   subsidiaries
   without fixed charges                 3.0       4.1      2.0       -       (5.9)
  Less equity (earnings) losses        (42.4)    (29.6)   (59.5)      (.3)    13.0
  Fixed charges added to net income    181.6     170.7    150.7     138.4    110.1
  Proportionate share of income
   (loss) of 50% owned persons          35.1      25.3     58.2       1.9    (11.5)
  Distributed income of less
   than 50% owned persons                -         -        -         -        -
  Amortization of capitalized
   interest:
    Consolidated                        20.2      21.9     23.1      25.5     20.6
    Proportionate share of 50%
     owned persons                        .9       1.2       .8       1.2       .8

      Total earnings                $1,800.1  $1,275.3  $1645.5    $989.2   $318.2


Fixed Charges:
  Interest expense:
   Consolidated                       $140.9    $133.7   $119.8    $106.7    $87.8
   Proportionate share of 50%
    owned persons                        3.3       4.9      6.7       7.4      5.5
				       144.2     138.6    126.5     114.1     93.3

  Amount representative of the
   interest factor in rents:
    Consolidated                        37.0      31.8     24.0      23.9     16.4
    Proportionate share of 50%
     owned persons                        .4        .3       .2        .4       .4
					37.4      32.1     24.2      24.3     16.8

   Fixed charges added to earnings     181.6     170.7    150.7     138.4    110.1

  Interest capitalized:
    Consolidated                         9.0       5.3      1.9       1.5      3.5
    Proportionate share of 50%
     owned persons                       -         -        -         -        -
					 9.0       5.3      1.9       1.5      3.5

  Preferred stock dividend
   requirements of majority-owned
   subsidiaries                          -         -        4.9      13.1     29.6


      Total fixed charges             $190.6    $176.0   $157.5    $153.0   $143.2

Ratio of earnings to fixed charges
charges                                 9.44      7.25    10.45      6.47     2.22
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